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             July 11, 2011

VIA EDGAR Cecilia Blye Office of Global Security Risk Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Excel Maritime Carriers Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 001-10137

Dear Ms. Blye:

On behalf of Excel Maritime Carriers Ltd. (the "Company"), we submit this response to your letter dated June 28, 2011, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") presented comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2010. The Company's responses, together with the Staff's comments, are set forth below.

Risk Factors, page 10

Our vessels may call on ports in countries that are subject to restrictions…, page 14

1. We note the disclosure that from time to time on charterers' instructions, your vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism. In future filings please identify the U.S.-designated state sponsors of terrorism to which you refer.

In response to the Staff's comment, the Company confirms that in future filings it will identify the countries at which our vessels may call that are designated as state sponsors of terrorism by the United States Government.

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 11, 2011

2. In this respect, please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, countries currently identified by the U.S. Department of State as state sponsors of terrorism, whether through subsidiaries, charterers, or other direct or indirect arrangements. Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

The Company currently employs 46 of its fleet of 48 drybulk carriers under time charter contracts to unaffiliated third parties.  Under the terms of these time charters, and consistent with shipping industry practice, the charterer of each vessel pays the Company a daily time charter rate and the charterer directs the vessel's route, loading and discharge ports and the cargoes carried.  While the Company does not control the routes or ports of call made by any of its vessels, all of the time charter contracts under which the Company's vessels operate contain express prohibitions proscribing trades of its vessels in Sudan and Cuba, as well as any country which is prohibited in trading by the United Nations or the United States.

The Company has not had, and does not intend to have in the future, directly or indirectly, any agreements, commercial arrangements, or other contacts with the governments of, or entities controlled by the governments of, Cuba, Iran, Sudan, or Syria, and has not provided and does not intend to provide any goods or services, whether directly or indirectly, to the governments of, or entities controlled by the governments of, such countries.

In 2008, 2009, 2010 and 2011, the Company's vessels made one, five, six and four calls, respectively, to the Iranian port of Bandar Imam Khomeini.  In each of these voyages the cargo consisted solely of agricultural products including soya beans, corns and maize.

In addition, in 2009 the Company's vessels made one call to the Syrian port of Lattakia and one call to the Sudanese port of Port Sudan, and in the first half of 2011 one of the Company's vessels has made a port call to the Syrian port of Tartous.  In each of these voyages the cargo consisted solely of grains.

3. Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 11, 2011

investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan, and Cuba.

As noted in response to prior comment, the Company's contacts with Iran, Syria and Sudan involved a total of 15 port calls over a period of three and a half years, while no vessels called on ports in Cuba, accounting for approximately 1.5% of the Company's gross charter revenue during the same period.  During the same period, the Company estimates that its vessels have completed an aggregate of approximately 3,250 port calls.  The Company does not consider these voyages or the charter hire revenues received by the Company from these charters to be material to its results of operations, both quantitatively and qualitatively.

The amount of revenue earned by the Company with respect to these voyages represented 0.2%, 2.3%, 2.1% and 1.8% of the Company's voyage revenues of $461.2 million, $391.7 million, $423.0 million and $189.3 million during the fiscal years 2008, 2009 and 2010 and first half of 20111, respectively. The Company considers these amounts to be immaterial to its results of operations, both quantitatively and qualitatively.

During the fiscal years 2008, 2009 and 2010 and the first half of 2011, the Company had no assets located in Iran, Syria, Sudan and Cuba, except that when its vessels called on ports in such countries, the period of the vessels' stay at the respective port. In addition and for the same periods, the Company had no liabilities associated with any of these countries.

Neither the Company nor its subsidiaries have entered into or have any future plans to enter into, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, Syria, Sudan or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries, and as a result, the Company has never earned any revenues directly from these entities.

The Company notes the Staff's comments that a number of states and municipal governments have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism.  The Staff states that the Company's qualitative materiality analysis should address the potential impact of investor sentiment and potential for reputational harm evidenced by such actions concerning companies with operations associated with Iran, Syria, Sudan and Cuba.  As mentioned above, the Company has no contracts with and earns no revenues from the governments of Iran, Syria Sudan or Cuba

1 One of the Company's vessels was high-jacked at sea by pirates during a charter with a destination in Iran.  During the period that this vessel and its crew were held captive by pirates, the Company received charter hire from the vessel's charterer, as provided in the applicable charter contract.  The Company has included the charter hire received for voyage days while underway under this charter and has excluded the charter hire it received during the period that the vessel and its crew were held captive.

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 11, 2011

or any entities controlled by the governments of these countries, including any entities organized in these countries. Accordingly, the Company does not believe that it has any direct or indirect arrangements with the governments of Iran, Syria or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries, that are qualitatively material to a reasonable investor's investment decision.  In addition, the Company does not consider the investment risk to be material in qualitative terms because the Company believes that it is in compliance with applicable laws and regulations regarding sanctions and embargoes.

4. Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria, Sudan or Cuba.

As noted in response to comment No. 2, under the terms of time charters for our vessels, and consistent with shipping industry practice, the charterer of each vessel directs the vessel's route and loading and discharge ports and the cargoes carried, although such charters contain either express prohibitions on the vessels calling any ports located in countries that are sanctioned by the United Nations or the United States or restrictions as to the trading area in which the ship is to be employed, which would generally have the same effect. More specifically, all of the Company's current charters proscribe trades of its vessels in Sudan and Cuba, as well as any country which is prohibited in trading by the United Nations or the United States.

_________________

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

We trust that the information provided in this letter addresses the Staff's comments.If you have any questions or comments concerning this letter, please feel free to contact the undersigned at 212-574-1223 or Anthony Tu-Sekine at 202-661-7150.

Very truly yours, SEWARD & KISSEL, LLP By: /s/Gary J. Wolfe Gary J. Wolfe

SK 02545 0009 1209423 v3
7/11/11